Jeremy D. Franklin Vice President, Associate General Counsel 8500 Andrew Carnegie Blvd. Charlotte, NC 28262 T 704.988.4101 jeremy.franklin@nuveen.com

March 4, 2021

Kenneth Ellington

Staff Accountant

U.S. Securities and Exchange Commission

Division of Investment Management, Disclosure Review & Accounting Office

100 F Street, N.E.

Washington, D.C. 20549

Re:	Comments on Certain Financial Reports of the TIAA-CREF Funds (File Nos. 333-76651 and 811-09301)

Dear Mr. Ellington:

On behalf of the TIAA-CREF Funds (the “Registrant”), we are responding to a comment received from you telephonically on February 23, 2021 based on your review of the Annual Reports (collectively, the “Reports”) for the TIAA-CREF Equity Funds, Equity Index Funds and International Fixed-Income Funds (collectively, the “Funds”).

You asked us to respond to this comment via a correspondence filing on EDGAR within 30 days of receipt of the comment. Set forth below is a response to the staff’s comment on these Reports.

1.                   Based on the definition of principal strategy in Instruction 2 to Item 9(b) of Form N-1A, please explain why the significant investments by the TIAA-CREF Emerging Markets Equity Fund, TIAA-CREF Emerging Markets Equity Index Fund, TIAA-CREF International Equity Index Fund and TIAA-CREF Social Choice International Equity Fund in China or Japan, as applicable, do not meet such definition.

Item 9(b) of Form N-1A requires a registrant to describe its principal investment strategies, which include the “particular type or types of securities” (emphasis added) in which the registrant principally invests. Instruction 1 to Item 9(b) clarifies that a strategy includes “any policy, practice, or technique” used by the registrant to achieve its investment objective. Instruction 2 to Item 9(b) further clarifies this requirement by providing a series of indicative factors to assist a registrant in determining whether a particular strategy – “including a strategy to invest in a particular type of security” (emphasis added) – is a principal investment strategy.

As noted in the Registrant’s response filed on February 19, 2021 to prior comments provided by the SEC staff on the Reports (the “Prior Response”), the (i) TIAA-CREF Emerging Markets Equity Fund and TIAA-CREF Social Choice International Equity Fund (the “Actively-Managed Funds”) and (ii) TIAA-CREF Emerging Markets Equity Index Fund and TIAA-CREF International Equity Index Fund (the “Index Funds” and collectively with the Actively-Managed Funds, the “Funds”) each had a significant percentage of their assets invested in companies located in China or Japan, as applicable, as of the date of the Reports. However, these percentages are investment allocations at a specific point in time

Kenneth Ellington

March 4, 2021

based on the application of each Fund’s principal investment strategies (i.e., investment policies, practices, and techniques). The Registrant re-confirms that it does not consider specific investment in China or Japan (as applicable) to be a principal investment strategy of any Fund.

Index Funds: The principal investment strategy of each Index Fund is to track the relevant benchmark index. Specifically, as stated in the current registration statement for each Index Fund, each Index Fund “buys most, but not necessarily all, of the stocks in its benchmark index, and will attempt to closely match the overall investment attributes of its benchmark index.” Each benchmark index captures large- and mid-cap representation across certain developed or emerging market countries outside the United States, which may include China or Japan, and covers approximately 85% of the free float-adjusted market capitalization in each country included in the respective index. While each index may therefore include China or Japan, neither has a dedicated allocation as a percentage of the respective index to China or Japan, and the allocations are instead driven by the market capitalization of the constituent securities in each country. Accordingly, each Index Fund’s exposure to China or Japan may increase or decrease over time in seeking to achieve the Index Fund’s investment objective.

Actively-Managed Funds: In relevant part, the Actively-Managed Funds principal investment strategy is to invest in:

•	TIAA-CREF Social Choice International Equity Fund: the equity securities of foreign issuers. The Fund also attempts to achieve the return of the foreign equity markets as represented by its benchmark index, the Morgan Stanley Capital International EAFE® (Europe, Australasia, Far East) Index (the “MSCI EAFE Index”), while investing in companies whose activities are consistent with the Fund’s environmental, social and governance (“ESG”) criteria; or

•	TIAA-CREF Emerging Markets Equity Fund: the equity securities of emerging market issuers or in instruments with economic characteristics similar to emerging market equity securities. The Fund generally defines an “emerging market” as any of the countries or markets represented in the Fund’s benchmark index, the MSCI Emerging Markets® Index (“MSCI EM Index”), or any other country or market with similar emerging characteristics.

As a result, the type or types of securities in which the Actively-Managed Funds principally invest are the equity securities of non-U.S. issuers. Within this universe, the Actively-Managed Fund portfolio managers’ stock selection decisions, application of ESG criteria, and/or other investment policies, practices, or techniques drive the individual securities held by the Actively-Managed Funds at any given time. Under current market conditions, the Actively-Managed Funds’ respective portfolio managers may favor issuers located in China or Japan (as applicable). This is further enhanced by the fact that the opportunity set of investible countries is informed by reference to the MSCI EM Index and MSCI EAFE Index – the same indices to which the Index Funds are managed. However, the countries or geographic regions that the portfolio managers believe present attractive investment opportunities are not static or central to this investment process and may change over time.

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Kenneth Ellington

March 4, 2021

Therefore, the Index Funds’ strategy to track a relevant benchmark index and the Actively-Managed Funds’ strategy to invest in the securities of issuers outside the United States are the principal drivers of each Fund’s risks and returns and how each Fund achieves its investment objective. Each Fund’s country exposures result from the application of these principal strategies. They do not result from a decision by the relevant portfolio managers to seek out-of-benchmark exposures (in the case of the Index Funds) or focused exposures (in the case of the Actively-Managed Funds) to issuers in China and Japan throughout the life of each Fund. Thus, although each Fund’s exposure to issuers in China or Japan may currently be an important determinant of Fund returns (as a percentage of Fund net asset value), such exposures are not intended to drive each Fund’s ability to achieve its investment objective over the medium to long term and, by extension, do not rise to the level of a principal investment strategy within the meaning of Item 9(b) of Form N-1A.

However, in recognition of the current impact of the Funds’ current exposures to issuers in China or Japan on each Fund’s risk/return profile, the Registrant modified the “Foreign Investment Risk” disclosures pursuant to Items 4(b) and 9(c) of Form N-1A included in its March 1, 2021 annual update, as discussed in the Prior Response.

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If you have any questions, please do not hesitate to call me at (704) 988-4101.

Very truly yours,

/s/ Jeremy D. Franklin

Jeremy D. Franklin

cc: Rachael Zufall, Managing Director & Associate General Counsel